Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AVACEN, Inc.
2365 Camino Vida Roble, Suite C
Carlsbad, CA 92011
https://avacen.com/

Up to $1,235,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: AVACEN, Inc.
Address: 2365 Camino Vida Roble, Suite C, Carlsbad, CA 92011
State of Incorporation: WY
Date Incorporated: September 15, 2017

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $500.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in AVACEN, Inc., you are eligible for additional bonus shares. Receive 10% bonus shares in AVACEN's current offering on StartEngine if you've (i) previously invested in this issuer, (ii) reserved shares formally through the issuer's Test the Waters campaign on StartEngine; or (iii) indicated interest by signing up to receive news regarding the offering on AVACEN's domain.

Note: Loyalty Bonus is awarded via investor email address and investors who qualify for this bonus in multiple ways will receive maximum 10% bonus shares from the Loyalty Bonus.

Combo Perks

Super Early Bird Tier 1

Invest $1,000+ within the first 5 days and receive 5% bonus shares.

Super Early Bird Tier 2

Invest $5,000+ within the first 5 days and receive 10% bonus shares.

Super Early Bird Tier 3

Invest $10,000+ within the first 5 days and receive 15% bonus shares.

Super Early Bird Tier 4

Invest $20,000+ within the first 5 days and receive 20% bonus shares.

Super Early Bird Tier 5

Invest $40,000+ within the first 5 days and receive 25% bonus shares.

Early Bird Tier 1

Invest $1,000+ within the first 10 days and receive 3% bonus shares.

Early Bird Tier 2

Invest $5,000+ within the first 10 days and receive 5% bonus shares.

Early Bird Tier 3

Invest $10,000+ within the first 10 days and receive 10% bonus shares.

Early Bird Tier 4

Invest $20,000+ within the first 10 days and receive 15% bonus shares.

Early Bird Tier 5

Invest $40,000+ within the first 10 days and receive 20% bonus shares.

Amount-Based Perks

$1,000+ | Tier 1

Invest $1,000+ and receive a $1,000 discount (coupon code) applicable to the purchase of any AVACEN Medical device.

$5,000+ | Tier 2

Invest $5,000+ and receive a $2,000 discount (coupon code) applicable to the purchase of any AVACEN Medical HOME XL device.

$10,000+ | Tier 3

Invest $10,000+ and receive a $5,000 discount (coupon code) applicable to the purchase of any AVACEN Medical device PLUS 5% bonus shares.

$20,000+ | Tier 4

Invest $20,000+ and receive a $5,000 discount (coupon code) applicable to the purchase of any AVACEN Medical device PLUS 10% bonus shares.

$40,000+ Tier 5

Invest $40,000+ and receive a $5,000 discount (coupon code) applicable to the purchase of any AVACEN Medical device PLUS 15% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

AVACEN will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owners' Bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owners' Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

AVACEN Medical is currently selling its patented, FDA Cleared third-generation thermotherapy technology. The Company has field tested and sold over 9,000 devices since its inception, primarily in the United States, with approximately 22 million treatments to date.

The patented AVACEN Treatment Method platform supports one of the world's first noninvasive medical devices that warms the entire body, safely and rapidly from the inside out, creating positive medical outcomes and benefits.

Our heat therapy systems for pain relief were developed while working with research scientists at a leading university. Chronic pain impacts up to 116 million people in the U.S. alone and over 30% of the worldwide population, surpassing cancer, diabetes, and cardiovascular disease combined (Institute of Medicine (https://nap.nationalacademies.org/catalog/13172/relieving-pain-in-america-a-blueprint-for-transforming-prevention-care), The Lancet (https://www.thelancet.com/series/chronic-pain#:~:text=Chronic%20pain%20has%20been%20defined,with%20a%20lower%20life%20expectancy.)).

Estimates show that in the U.S., over $635 billion are spent per year on managing chronic pain, with up to a 70% higher mortality rate, surpassing cardiovascular disease (Institute of Medicine (https://nap.nationalacademies.org/catalog/13172/relieving-pain-in-america-a-blueprint-for-transforming-prevention-care), Journal of Pain).

Outside of the ongoing opioid crisis, 88.5% of pain sufferers were not satisfied using drugs for treatment and 78% of adults preferred nondrug options for treating pain (Gallup-Palmer College of Chiropractic (https://www.palmer.edu/about-palmer/palmer-publications/gallup-palmer-college-annual-report/), Betty Ford Foundation). AVACEN Medical was named a Top 10 Pain Management Device Company in 2022 (MedTech Outlook (https://pain-management.medicaltechoutlook.com/vendors/top-pain-management-device-companies.html)) as well as the Patient-Centric Pain Management Technology of the Year in 2022 (Global Health & Pharma (https://www.ghp-news.com/winners/avacen-medical/)).

AVACEN generates revenue via sales of medical devices. Our devices range in price from approximately $2,995 to nearly $9,995 at full MSRP. The Company also sells disposable accessories and replacement parts for users as needed. The Company engages independent contractors for its direct sales force in the U.S. and Canada, totaling over 250 active "distributors" in both countries. AVACEN Medical also sells through targeted wholesalers, as well as a new team of professional distributors in the U.S. Finally, the Company also sells devices online via Shopify at its e-commerce site, AVACENMedical.com.

Corporate History

Originally incorporated on November 16, 2007, in Nevada as Point to Point Software, Inc. The Company changed its focus to medical device development and changed its name to AVACEN, Inc on March 17, 2009. On September 15, 2017, AVACEN, Inc. reincorporated in Wyoming filing Articles of Continuance and amending its name to AVACEN Medical, Inc. to more accurately describe its business as a medical device developer and manufacturer. On February 3, 2020, AVACEN Medical, Inc. amended its legal name to correspond to its original legal name of AVACEN, Inc. and DBA AVACEN Medical to sync with its 2009 California registration as a foreign corporation under the legal name as AVACEN, Inc.

Competitors and Industry

Given the opioid epidemic, now even more complicated by fentanyl, as well as the increasing understanding of the side effects of pharmaceuticals, the need for drug-free noninvasive pain solutions has never been greater. Only 23% of patients found opioids effective for chronic pain and 88.5% of pain sufferers were not satisfied using drugs for treatment, while 78% of U.S. adults surveyed actually preferred nondrug options for treating pain (Gallup-Palmer College of Chiropractic (https://www.palmer.edu/about-palmer/palmer-publications/gallup-palmer-college-annual-report/), Betty Ford Clinic). At the same time, the understanding and importance of microcirculation continue to grow, given new clinical tools to measure and diagnose issues (Gangaram-Panday et al., Scientific Reports, 2022 (https://pubmed.ncbi.nlm.nih.gov/35523975/)). AVACEN Medical has a significant opportunity to address several diseases and conditions (e.g. diabetes, fibromyalgia, wound care) with increased investment in clinical trials and regulatory approval. Each of the aforementioned conditions is a multibillion-dollar market, and third-party published clinical studies have indicated microcirculation plays a part in at least 20 different diseases and conditions (https://microcirculation.wixsite.com/circulation).

It is estimated that chronic pain costs the U.S. over $635 billion (Gaskin, DJ and Richard, Patrick, 2011 (https://www.ncbi.nlm.nih.gov/books/NBK92521/)), with 395 million pain medication prescriptions written in 2021 (IQVIA (https://www.iqvia.com/insights/the-iqvia-institute/reports/the-global-use-of-medicines-2022)). Spending on OTC natural and synthetic non-opioid analgesics is estimated at $5.9 billion in 2023 for the U.S. alone (Statista (https://www.pharmaceuticalprocessingworld.com/u-s-painkiller-market-to-reach-5-9-billion-by-2023/)). In the case of diabetes, an area where AVACEN Medical has performed well in clinical feasibility studies, annual spending on medications includes $15 billion for insulin, $15.9 billion for other anti-diabetes agents, and $71.2 billion related to medications attributed to diabetes' comorbidities (American Diabetes Association (https://diabetes.org/advocacy/insulin-and-drug-affordability)). AVACEN Medical also has evidence of improved performance in wound care, impacting nearly 6.7 million individuals in the U.S. with an excess of $50 billion spent annually on treatment (https://www.healogics.com/providers/resources/wound-care-by-the-numbers-medicare-cost-and-utilization-of-patients-with-chronic-wounds/).

AVACEN Medical is just beginning to gain momentum in pain management, with revenue growth from $850K in 2018 to $4.8 million in 2022. New clinical indications in areas like diabetes and wound care would have a profound impact on revenue growth.

Current Stage and Roadmap

Current Stage

AVACEN Medical was awarded the Patient Centric Pain Management Technology of the Year Award for 2022 by Global Health & Pharma (Global Health & Pharma (https://www.ghp-news.com/winners/avacen-medical/)). The Company was also named a Top 10 Pain Management Device Company for 2022 by MedTech Outlook (MedTech Outlook (https://pain-management.medicaltechoutlook.com/vendors/top-pain-management-device-companies.html)).

The Company has also moved up on the Inc. 5000 from 4,300 in 2020 to 2,241 in 2021, to 1,480 in 2022 (https://www.inc.com/profile/avacen-medical). AVACEN Medical is for the first time exploring international e-commerce via Amazon storefronts and has also built a professional sales team of approximately 15 distributors located in the United States. The Company is also pursuing 3 new professional products already in development: 1) PHA (Perioperative Hypothermia Avoidance) device to regulate patient body temperature during surgery 2) EMD or Emergency Medical Device, designed to manage either hypo- or hyperthermia in patients in any environment, and 3) Cathsta - A new catheter stabilization device, which the company recently obtained via an IP acquisition.

2023 and Beyond

The Company has developed an FDA 510(k) cleared family of Class II medical devices that all use the AVACEN Treatment Method ("ATM"), a therapeutic platform technology, which noninvasively increases whole body microcirculation. With 17 patents, ATM addresses numerous billion-dollar opportunities which have already passed the proof-of-concept mark, anecdotally and through feasibility studies by AVACEN over the last 14 years. The AVACEN products have gone through the FDA medical device 510(k)-clearance process, therefore the Company must abide by the Federal Food, Drug, and Cosmetic Act ("FDCA"). Annual compliance is both expensive and restrictive. Even though AVACEN has promising results in multiple fields of use, we are only allowed to include one (arthritis), in our marketing efforts. As one might imagine, FDCA compliance can significantly retard the growth of a new, thinly funded medical device startup. The new capital raise will allow AVACEN, over the next 2 years, to complete the development, FDA-Clearance, and launch of 2 new AVACEN products and the recent acquisition of a 3rd product that all address the Hospital and EMS market.

Once this is complete, we need to develop a worldwide high-demand market for our new and current products. This is a very expensive undertaking. Therefore, we have come to realize that to grow our company in the next 3 to 5 years, AVACEN needs to be acquired by a much larger strategic partner who already has successfully penetrated these markets. As such, AVACEN recently hired an M&A consultant, Robert Luke, to locate such an acquirer. After interviewing multiple law firms under Robert's direction, the Company has selected the law firm Greenberg

Traurig, LLP to represent the Company in its future endeavors.

Please note there are no guarantees regarding our future business plans but these currently are our goals.

The Team

Officers and Directors

Name: Anthony P. Shimkin

Anthony P. Shimkin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President, Director
  Dates of Service: May, 2022 - Present
  Responsibilities: Responsible for P&L performance, day-to-day operations, and strategic direction at AVACEN. Oversee commercial operations in sales and marketing, lead fundraising efforts, as well as clinical effectiveness initiatives.

Other business experience in the past three years:

- **Employer:** Kajeet
  Title: SVP, Marketing
  Dates of Service: June, 2021 - May, 2022
  Responsibilities: Anthony was the marketing leader for a $150M+ Internet of Things (IoT) connectivity company.

Other business experience in the past three years:

- **Employer:** ReadySet Surgical
  Title: Chief Marketing Officer
  Dates of Service: January, 2020 - April, 2021
  Responsibilities: Anthony was the marketing and product development leader for a startup surgical software company.

Name: Donald P. Miller

Donald P. Miller's current primary role is with Rose Medical Systems. Donald P. Miller currently services .5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: March, 2010 - Present
  Responsibilities: Active in Board meetings. Will perform research on companies with common products in AVACEN's field of use.

Other business experience in the past three years:

- **Employer:** Rose Medical Systems

Title: Board Member
Dates of Service: February, 2003 - Present
Responsibilities: I am acting Chief Financial Officer actively engaged in raising capital.

Name: Hamid Khorramian

Hamid Khorramian's current primary role is with Retired. Hamid Khorramian currently services .5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member/Investor
  Dates of Service: August, 2018 - Present
  Responsibilities: Hamid is a Board Director and advisor to the CEO.

Name: Rhonda R. Migliaccio

Rhonda R. Migliaccio's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO & VP Administration
  Dates of Service: October, 2019 - Present
  Responsibilities: Provide financial information and support as needed.

Name: Thomas G. Muehlbauer

Thomas G. Muehlbauer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman, Founder, Product Inventor and R&D Head, President, Director
  Dates of Service: March, 2007 - Present
  Responsibilities: Chairman, Founder, Product Inventor and R&D Head.

Name: Danielle J. Forsgren

Danielle J. Forsgren's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer and Board Member
  Dates of Service: March, 2009 - Present
  Responsibilities: Chief Marketing Officer and Board Member.

Name: Fredrick P. Waid

Fredrick P. Waid's current primary role is with Intermountain Fiduciary Services Inc.. Fredrick P. Waid currently services .5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: November, 2018 - Present
  Responsibilities: Board Member.

Other business experience in the past three years:

- **Employer:** Intermountain Fiduciary Services Inc.
  Title: President
  Dates of Service: January, 2014 - Present
  Responsibilities: Private Fiduciary

Name: James Wangler

James Wangler's current primary role is with Retired. James Wangler currently services .5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: March, 2010 - Present
  Responsibilities: Member of the Board of Directors.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the medical device industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns 40 patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the

Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products is dependent on outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such a point the Company may no longer want to sell products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption

in service on Shopify or GoDaddy or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks on our technology providers could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
The Muehlbauer 2017 Irrevocable Trust (Beneficiary Thomas G Muehlbauer)	46,450,000	Common Stock	61.195%

The Company's Securities

The Company has authorized Common Stock, and Convertible Notes 2018-2021. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 75,904,940 outstanding.

Voting Rights

One Vote Per Share. Please see voting rights of securities sold in this offering below.

Material Rights

Stock Options

Please note the total amount outstanding includes 4,875,000 of stock options exercised.

The total amount outstanding of 75,904,940 **does not** include 12,250,000 options outstanding but unissued ***nor*** 4,875,000 stock options that have been granted but are not exercised.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Notes 2018-2021

The security will convert into Common stock and the terms of the Convertible Notes 2018-2021 are outlined below:

Amount outstanding: $163,200.00
Maturity Date: December 31, 2023
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: The notes mature on demand or due to a change of control event.

Material Rights

The convertible notes are convertible into common shares at a conversion price. The conversion price is defined as $0.25 per share. In the event of a Change of Control prior to the Maturity Date, Holder shall have the option to convert the Principal Amount of the Note and any accrued interest thereon ("Note Balance") at the closing of such Change of Control to: (i) Avacen, Inc. Common Stock at $0.25 per share or; (ii) Two (2) times the Note Balance. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2022 was $4,814,854, a 5.1% increase compared to fiscal year 2021 revenue of $4,580,867. Although revenue increased year-over-year, declines in consumer spending in 2022 likely constrained top line growth for our business-to-consumer sales segment. At the same time, sales from one of our large wholesale customers ebbed during 2022, contributing less to our overall 2022 revenue growth.

At the same time, 2 new professional products launched mid-year 2022 contributed to revenue growth - the AVACEN PRO+ and the AVACEN CSS (Cardiovascular & Stress Screening). The PRO+ is our FDA Cleared noninvasive thermotherapy treatment device designed for professional environments. The CSS device, also FDA Cleared, is the Company's first cardiac diagnostic device, focused on arteriosclerosis, heart rate variability, autonomic nervous system balance and stress resiliency.

Cost of sales

Cost of sales in 2022 was a slight decrease of approximately 4% of Net Revenue from fiscal year 2021. The company worked closely with our partners during the year to mitigate rising supply prices given a very strong inflationary environment in 2022. AVACEN Medical also benefited from strategic supply purchases made before an accelerated inflationary environment in 2022.

Gross margins

2022 gross profit of $2,848,230 increased by $216,142 or approximately 8% over 2021 gross profit of $2,632,088. Gross margins as a percentage of revenues increased from 57.5% in 2021 to 59.2% in 2022. This improved performance was aided by product mix with new professional products at higher ASPs. At the same time, the company benefited from previous supply purchases and working with supplier partners to closely manage costs of goods sold in an inflationary environment during 2022.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, research and development, sales and marketing expenses, as well as fees for professional services and patents. The primary driver for the year-over-year increase of $328,139 or 13.7% was labor affiliated costs. The Company hired five new employees in 2022, including AVACEN's new President & CEO, 2 employees in sales and marketing, and 2 employees in operations.

Historical results and cash flows:

AVACEN Medical is a commercial stage company, founded in 2009, and generating revenue, mostly domestic. In 2022 the company introduced its GEN 3 product line and introduced a new cardiovascular diagnostic product. Past revenue generation was primarily through domestic sales of our GEN 2 thermotherapy devices in the consumer segment. We are of the opinion that historical revenue will not be indicative of future increased revenue expected due to the following new activities: 1) regulatory clearance in new areas such as diabetes and wound care, 2) the expansion of the company's new 12 person B2B sales team, 3) the development completion and launch of new products (e.g. Perioperative Hypothermia Avoidance device) and licensed services (e.g. Soothe Wellness Salon), 4) third-party reimbursement for our GEN 3 thermotherapy devices as a result of being able to afford conducting supporting clinical studies, and 5) the opening of international markets. We are projecting a fourfold increase in revenues within the next 18-24 months resulting from these five activities.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 30, 2023, the Company has capital resources available in the form of a line of credit for $100,000 from U.S. Bank, $80,018.35 cash on hand in U.S. Bank and $235,795 accounts receivable ERTC. Shareholder loans have always been available to address critical cash flow needs.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Although the funds of this campaign are not critical to Company operations, they are required to: 1) support international expansion, 2) complete our diabetes, fibromyalgia and wound care clinical trials and, 3) finish the development and FDA Clearance of our newest hospital and emergency medical service products.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company currently needs to complete growth milestones, approximately

96% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal of $5 million.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company only raises the minimum offering amount, we anticipate the Company will be able to continue to operate indefinitely given existing sales and cost trends. The Company has the flexibility to implement cost reduction measures or raise capital from existing shareholders to address unexpected negative issues. This is based on a current monthly burn rate of approximately $241,000 for expenses related to salaries of $66,000, rent of $6,000, inventory build of $72,000, R&D of $7,500, shipping at $6,000, and $83,500 in commissions.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to continue to operate indefinitely given planned expanded markets and existing sales and cost trends. The Company has the flexibility to implement investment and expansion reduction measures or raise capital from existing shareholders to address unexpected negative issues. This is based on a current monthly burn rate of approximately $241,000 for expenses related to salaries of $66,000, rent of $6,000, inventory of $72,000, R&D of $7,500, shipping at $6,000, and $83,5000 in commissions.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company currently has an unused $100,000 line of credit from US Bank and contemplates raising additional future capital should this funding produce less than maximum results.

Indebtedness

- **Creditor:** FR National Life, LLC
  Amount Owed: $155,805.00
  Interest Rate: 0.0%
  Maturity Date: November 30, 2025
  The Company has entered into an operating lease agreement with FR National Life, LLC to rent business premises in San Diego. The lease period expires on November 30, 2025. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants.

- **Creditor:** Thomas G Muehlbauer
  Amount Owed: $420,883.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2025
  During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are in Note 9 of the Company's financial statements. The Company has no set maturity date and no interest rate on these loans.

- **Creditor:** Robert Klein M.D.
  Amount Owed: $163,200.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2025
  The Company issued two notes (2018 and 2021) to Robert Klein M.D. totaling $163,200. The notes mature on demand and have an 8% interest rate. The convertible notes are convertible into common shares at a conversion price. The conversion price is defined as $0.25 per share. In the event of a Change of Control prior to the Maturity Date, Holder shall have the option to convert the Principal Amount of the Note and any accrued interest thereon ("Note Balance") at the closing of such Change of Control to: (i) Avacen, Inc. Common Stock at $0.25 per share or; (ii) Two (2) times the Note Balance. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Related Party Transactions

- **Name of Entity:** Thomas G. Muehlbauer
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Mr. Muehlbauer is the Company's Chairman of the Board, President, and co-founder. He is also the principal security holder of the company.
  Material Terms: As of December 31, 2022, and December 31, 2021, the Company has outstanding liability towards its CEO and founder, Thomas G Muehlbauer, in the amount of $420,883. The liability bears no interest and a maturity is not set.

Valuation

Pre-Money Valuation: $75,904,940.00

Valuation Details:

Based on the Company's post money valuation in 2018 at $37.2 million, and the fact that AVACEN has gone from approximately $850,000 in revenues in 2018 to over $4.8 million in 2022, with 2 newly launched products in mid-2022, 3 products in development as well as a new service licensing opportunity ("Soothe"), 17 patents, several feasibility studies with promising results (e.g. diabetes, fibromyalgia), as well as new product/company awards, a pre-money valuation of $75.9 million seems reasonable.

AVACEN's last funding round was completed in 2018, and the post-money valuation was approximately $37.2 million (74,334,245 shares fully diluted at $0.50/share). The Company has raised only $4 million over its 15-year operating history (cash flow positive in Q418 while profitable for the last 4 years), while selling over $20 million of product. However, the vast majority of those revenues came within the last 5 years, with the Company moving on the Inc. 5000 list from #4300 in 2020 to #1480 in 2022, or 435% 3-year growth. This significant growth, combined with 17 domestic and international patents, 3 new professional products in development (PHA, EMD (Emergency Medical Device), and the CATHSTA catheter stabilization device) as well as a licensed service offering Soothe, feasibility research and studies in areas like diabetes, fibromyalgia, and wound care, all combined merit a 2x pre-money valuation of $75.9 million or $1.00/share.

AVACEN's technology and supporting intellectual property is truly unique, which is why the

Company doesn't believe using comparable revenue or EBITDA multiples is a satisfactory way to value the enterprise. Born out of human thermoregulation research conducted in 2008, prior art patent research has not found any similar noninvasive, drug-free, over-the-counter technology that combines heat and negative pressure to not only provide temporary pain relief due to a variety of conditions (FDA Cleared), but doing so in a way that improves overall microcirculation at a systemic or whole-body level. Based on the Company's extensive review of clinical studies (see Clinical Studies - Microcirculation 022623), compromised microcirculation is a contributor to at least 24 different diseases or conditions (e.g. diabetes, fibromyalgia, circulatory disorders, etc.). At the same time, AVACEN has conducted feasibility trials in areas like diabetes and fibromyalgia, noting statistically significant changes in A1C, blood glucose and pain levels.

Alternatively, the market for peripheral vasodilator drugs (increasing circulation) was valued at $6.0 billion in 2022 expanding at 5.3% CAGR (Transparency Market Research). As a comparison, AVACEN's suggested $75.9 million pre-money valuation is only 1.27% of that growing market.

AVACEN has been awarded 6 U.S. and 11 International patents, with others pending for its apparatus and methods that support its innovative medical process called the AVACEN Treatment Method (ATM). The patents also cover multiple therapeutic uses to alleviate symptoms associated with circulatory, neurological, lymphatic, and endocrine dysfunction, or any combination thereof.

With over 9,000 devices sold globally and approximately 22+ million treatments to date with FDA Clearance only for pain management due to a variety of conditions, the Company believes the multitude of catalysts, several which have been partially (e.g. A1C and blood glucose reductions) or fully vetted (e.g. Soothe business plan), provide a substantial justification for our current valuation of $1.00/share.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully-diluted basis. In making this calculation, we have assumed: (i) there is only one class of stock - common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are not exercised; and (iii) any shares reserved for issuance under a stock plan are not issued. Please refer to the Company Securities section for further details on the stock options granted and outstanding which were not included in the pre-money valuation calculation and may affect your dilution in the future.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $163,200 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Clinical Studies*
  18.0%
  We will use 18% of the funds raised to support at least one if not two clinical studies in diabetes and wound care. Both would be taken up to FDA for consideration.

- *Research & Development*
  15.0%
  We will use approximately 15% of the funds raised to further advance our PHA (Perioperative Hypothermia Avoidance) device as well as our EMD (Emergency Medical Device). The PHA device provides heating for normothermia regulation in the perioperative suite, while the EMD will provide heating and cooling for normothermia regulation in emergency environments.

- *Marketing*
  19.0%
  We will use 19% of the funds raised to expand our marketing efforts, including purchasing professional email lists, online advertising campaigns, and tradeshows.

- *Company Employment*
  20.0%
  We will use 20% of the funds to hire key personnel for daily operations, including the following roles: 4 Regional Sales Directors, 2 Engineers, and 1 Director of Clinical Advocacy. Wages will be commensurate with training, experience and position.

- *Working Capital*
  22.5%
  We will use the remaining 22.5% of the funds for working capital to cover expenses for the sales spiffs, inventory purchases, as well as ongoing day-to-day expenses pertinent to the operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://avacen.com/ (www.avacen.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/avacenmedical

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR AVACEN, Inc.

[See attached]

AVACEN, INC.

Financial Statements
Year Ended December 31, 2022 and 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Avacen, Inc.
Carlsbad, California

We have reviewed the accompanying financial statements of Avacen, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022, and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 17, 2023
Los Angeles, California

AVACEN INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	257,171	$	1,309,009
Accounts Receivable, net		19,297		8,950
Inventory		656,910		474,555
Prepaids and Other Current Assets		140,914		133,624
Total Current Assets		**1,074,292**		**1,926,137**
Property and Equipment, net		953,633		140,263
Intangible Assets		330,605		133,572
Right-of-Use Assets		123,682		-
Deferred Tax Asset		621,603		639,901
Security Deposit		6,110		6,110
Total Assets	**$**	**3,109,925**	**$**	**2,845,983**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	111,382	$	2,100
Credit Cards		79,241		94,573
Current Portion of Loans and Notes		92,750		62,653
Convertible Note		163,200		163,200
Accrued Interest on Convertible Notes		53,525		40,469
Line of Credit		100,000		93,083
Other Current Liabilities		195,548		189,311
Total Current Liabilities		**795,646**		**645,389**
Promissory Notes and Loans		741,997		834,747
Shareholder Loan		423,383		423,383
Right-of-Use Lease, Operating Lease		135,490		-
Total Liabilities		**2,096,516**		**1,903,519**
STOCKHOLDERS EQUITY				
Common Stock		76,780		76,780
Treasury Stock		(17,267)		(17,267)
Additional Paid in Capital		4,033,462		3,992,693
Retained Earnings/(Accumulated Deficit)		(3,079,566)		(3,109,742)
Total Stockholders' Equity		**1,013,408**		**942,464**
Total Liabilities and Stockholders' Equity	**$**	**3,109,925**	**$**	**2,845,983**

See accompanying notes to financial statements.

AVACEN INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 4,814,854	$ 4,580,867
Cost of Goods Sold	1,966,624	1,948,778
Gross Profit	2,848,230	2,632,088
Operating Expenses		
General and Administrative	1,385,395	1,218,251
Research and Development	1,796	14,116
Sales and Marketing	1,334,406	1,161,091
Total Operating Expenses	2,721,596	2,393,458
Operating Income/(Loss)	126,634	238,630
Interest Expense	84,190	155,357
Other Loss/(Income)	(9,018)	19,281
Income/(Loss) before provision for income taxes	51,463	63,992
Provision/(Benefit) for income taxes	8,440	18,562
Net Income/(Net Loss)	**$ 43,023**	**$ 45,430**

See accompanying notes to financial statements.

AVACEN INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Treasury Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
(in , $US)	Shares	Amount	Shares	Amount			
Balance—December 31, 2020	**76,754,940**	**$ 76,755**	**(17,267,000)**	**$ (17,267)**	**$ 3,905,850**	**$ (3,155,171)**	**$ 810,166**
Issuance of Stock	25,000	$ 25			$ 56,225		$ 56,250
Share-Based Compensation					30,618		30,618
Net Income/(Loss)						45,430	45,430
Balance—December 31, 2021	**76,779,940**	**$ 76,780**	**(17,267,000)**	**$ (17,267)**	**$ 3,992,693**	**$ (3,109,742)**	**$ 942,464**
Share-Based Compensation					40,769		40,769
Introduction of new leasing standard (ASC 842)						$ (12,848)	(12,848)
Net Income/(Loss)						43,023	43,023
Balance—December 31, 2022	**76,779,940**	**$ 76,780**	**(17,267,000)**	**$ (17,267)**	**$ 4,033,462**	**$ (3,079,566)**	**$ 1,013,408**

See accompanying notes to financial statements.

AVACEN INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	43,023	$	45,430
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		1,507		8,600
Amortization of Intangibles		90,788		32,548
Amortization of ROU Assets		34,283		
Introduction of new Lease standard		(12,848)		
Share-based Compensation		40,769		30,618
Changes in operating assets and liabilities:				
Accounts receivable, net		(10,347)		34,357
Inventory		(182,355)		102,766
Prepaids and Other Current Assets		(7,289)		(36,436)
Accounts Payable		109,282		-
Accrued Interest on Convertible Notes		13,056		11,155
Credit Cards		(15,332)		89,335
Other Current Liabilities		6,238		105,819
Security Deposit		-		7,392
Deferred Tax Asset		18,298		19,322
Net cash provided/(used) by operating activities		**129,071**		**450,905**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(814,878)		(148,863)
Purchases of Intangible Assets		(287,821)		(166,120)
Right-of-Use Assets		(157,964)		
Net cash provided/(used) in investing activities		**(1,260,663)**		**(314,982)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		56,250
Right-of-Use Lease, Operating Lease		135,490		
Line of Credit		6,917		93,083
Repayment of Shareholder Loans		-		(126,809)
Promissory Notes and Loans , net		(62,653)		651,164
Borrowing on Convertible Notes		-		35,700
Net cash provided/(used) by financing activities		**79,754**		**709,388**
Change in Cash		(1,051,837)		845,310
Cash—beginning of year		1,309,009		463,698
Cash—end of year	**$**	**257,171**	**$**	**1,309,009**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	84,190	$	155,357
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Avacen, Inc. was incorporated on November 16, 2007 in the state of Nevada. On September 15, 2017, Avacen, Inc. applied for a Certificate of Registration and filed Articles of Continuance in the office of the Secretary of State of State of Wyoming and changed name to Avacen Medical, Inc. On February 3, 2020, Avacen Medical, Inc. changed name to Avacen, Inc. The financial statements of Avacen, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Carlsbad, California.

AVACEN (**A**dvanced **Va**scular **C**irculation **En**hancement) Medical® is a provider of drug-free, noninvasive, over-the-counter (OTC) pain relief and wellness devices, as well as diagnostics for cardiovascular stress and disease. Our heat therapy systems for pain relief were developed while working with research scientists at a leading university. They are FDA Cleared Class II medical devices indicated for: (1) minor muscle pain (2) joint pain and stiffness (3) joint pain associated with arthritis (4) muscle spasms (5) minor strains and sprains (6) muscle relaxation, and (7) temporary increase of local circulation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $905,605, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to raw materials, work in progress, and finished goods which are determined using a FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture & Fixtures	5 years
Normalizer Demo Unit	5 years
G3 Product	10-15 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Intangibles assets include capitalized research and development costs which are expected to be amortized over 5 years, and SBA loan fees.

Income Taxes

Avacen, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its medical products.

Cost of sales

Costs of goods sold include the cost of supplies, materials, and shipping.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $1,334,406 and $1,161,091, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 17, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles, and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases. The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of use asset, net	$ -	$ 157,964	$ 157,964	$ 157,964
Liabilities				
Current Portion of Lease Obligation	-	35,322	35,322	$ 35,322
Lease Obligation	-	135,490	135,490	$ 135,490
Deferred Rent Current	-	-	-	$ -
Deferred Rent Non-current	-	-	-	$ -
Equity				
Retained Earnings	-	(12,848)	(12,848)	$ (12,848)
Total	$ -	$ -	$ -	$ -

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,		2022	2021
Raw Material		468,557	474,555
WIP		24,875	-
Finished Goods		163,479	-
Total Inventory	**$**	**656,910**	**$ 474,555**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,		2022	2021
Prepaid Expenses		31,275	45,530
Note Receivable - Miller		106,545	85,000
Prepaid Rent		1,175	1,175
Publications		1,919	1,919
Total Prepaids and Other Current Assets	**$**	**140,914**	**$ 133,624**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued Commissions	119,390	140,075
Accrued Payroll	24,000	18,390
Franchise Tax Board Payable	1,003	-
Sales Tax Payable	48,456	24,945
Reserve - Shopify	2,699	5,509
TGM- Expenses		392
Total Other Current Liabilities	**$ 195,548**	**$ 189,311**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Furniture & Fixtures	$ 11,100	$ 8,600
G3 Product	952,640	140,263
Normalizer Demo Unit	3,537	3,537
Property and Equipment, at Cost	**967,277**	**152,399**
Accumulated depreciation	(13,644)	(12,137)
Property and Equipment, Net	**$ 953,633**	**$ 140,263**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $1,507 and $8,600 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible assets consist of:

As of Year Ended December 31,	2022	2021
R&D Costs	$ 450,413	$ 162,593
SBA Loan Fees	3,527	3,527
Intangible Assets, at cost	**453,940**	**166,120**
Accumulated Amortization	(123,335)	(32,548)
Intangible Assets, net	**$ 330,605**	**$ 133,572**

Amortization expenses for intangible assets for the fiscal year ended December 31, 2022, and 2021 were in the amount of $90,788 and $32,548, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense	
2023	$	90,788
2024		90,788
2025		90,788
2026		58,242
Thereafter		-
Total	**$**	**330,605**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,000,000 shares of Common Stock with a par value of $0.001. As of December 31, 2022, and December 31, 2021, 76,779,940 shares have been issued and are outstanding.

8. SHAREBASED COMPENSATION

During 2010, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 20,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	2,970,000	$ 0.06	-
Granted	370,000		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	3,340,000	$ 0.06	7.22
Exercisable Options at December 31, 2021	465,000	$ 0.06	7.22
Granted	1,180,000	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	4,520,000	$ 0.06	6.22
Exercisable Options at December 31, 2022	1,645,000	$ 0.06	6.22

Stock option expense for the years ended December 31, 2022 and December 31, 2021 was $40,769 and $30,618, respectively.

9. DEBT

Leases

The Company has entered into an operating lease agreement with FR National Life, LLC to rent business premises in San Diego. The lease period expires on November 30, 2025. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to leases is as follows:

Lease Liability		
Beginning Balance	$	170,812
Additions	$	-
Lease Payments		(35,322)
Balance at end of period	$	135,490

The aggregate minimum annual lease payments under operating lease in effect on December 31, 2022, are as follows:

		December 31, 2022
2023	$	51,922
2024		53,480
2025		36,359
2026		14,044
2027		
Thereafter		-
Total	**$**	**155,805**

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
U.S. Bank - SBA Non RE Term Loan	$ 897,400	5.74%	22.10.2021	22.10.2031	$ 46,686	$ 46,686	$ 92,750	$ 741,997	$ 834,747	$ 9,879	$ 9,879	$ 62,653	$ 834,747	$ 897,400
Total					$ 46,686	$ 46,686	$ 92,750	$ 741,997	$ 834,747	$ 9,879	$ 9,879	$ 62,653	$ 834,747	$ 897,400

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022		
2023	$	92,750
2024		92,750
2025		92,750
2026		92,750
2027		92,750
Thereafter		370,999
Total	**$**	**834,747**

Line of Credit

The Company entered into a Line of Credit agreement with during fiscal year 2021. The credit facility size $100,000. The interest rate is variable and currently set to 12% per annum. The total outstanding balance as of December 31, 2022 and December 31, 2021 was $100,000 and $93,083, respectively. The entire balance is classified as current.

Owner Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended December 2022			For the Year Ended December 2021		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Thomas G Muehlbauer	$ 420,883	0.00%	Fiscal Year 2020	No set maturity	$ -	$ 420,883	$ 420,883	$ -	$ 420,883	$ 420,883
Jim Wangler LT	$ 2,500	0.00%	Fiscal Year 2020	No set maturity	$ -	$ 2,500	$ 2,500	$ -	$ 2,500	$ 2,500
Total					$ -	$ 423,383	$ 423,383	$ -	$ 423,383	$ 423,383

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2018 Convertible Note Robert Klein M.D.	$ 127,500	8.00%	02/16/2018	On demand	$ 10,200	$ 49,715	$ 127,500	$ -	$ 127,500	$ 10,200	$ 39,515	$ 127,500	$ -	$ 127,500
2021 Convertible Note Robert Klein M.D.	$ 35,700	8.00%	08/31/2021	On demand	$ 2,856	$ 3,811	$ 35,700	$ -	$ 35,700	$ 955	$ 955	$ 35,700	$ -	$ 35,700
Total	$ 163,200				$ 13,056	$ 53,525	$ 163,200	$ -	$ 163,200	$ 11,155	$ 40,469	$ 163,200	$ -	$ 163,200

The convertible notes are convertible into common shares at a conversion price. The conversion price is defined as $0.25 per share. In the event of a Change of Control prior to the Maturity Date, Holder shall have the option to convert the Principal Amount of the Note and any accrued interest thereon ("Note Balance") at the closing of such Change of Control to: (i) Avacen, Inc. Common Stock at $0.25 per share or; (ii) Two (2) times the Note Balance. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

10. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

	December 31, 2022	December 31, 2021
Current:		
Federal, state, and local	$ -	$ -
Total Tax Expense/(Benefit)	$ -	$ -
Deferred		
Federal, state, and local	$ 18,298	$ 19,322
Total Deferred Tax Expense/(Benefit)	$ 18,298	$ 19,322
Valuation Allowance	(18,298)	(19,322)
Net Tax Provision	$ -	$ -

Deferred tax assets (liabilities) comprised the following:

	December 31, 2022	December 31, 2021
Net Operating Loss	$ 621,603	$ 639,901
Valuation Allowance	$ (621,603)	$ (639,901)
Net Deferred Tax Assets	**$ -**	**$ -**

The cumulative NOLs are $2,083,120 as of December 31, 2022.

11. RELATED PARTY

As of December 31, 2022, and December 31, 2021, the Company has outstanding liability towards its CEO and founder, Thomas G Muehlbauer, in the amount of $420,883. The liability bears no interest and a maturity is not set.

As of December 31, 2022, and December 31, 2021, the Company had outstanding liability towards one of its shareholders, James Wangler, in the amount of $2,500. On February 28, 2023, this liability was repaid in full.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through April 17, 2023, which is the date the financial statements were available to be issued.

In February 2023, the Company repaid the Line of Credit with U.S. Bank in the total amount of $100,000.

On February 28, 2023, the Company repaid in full liability towards one of its shareholders, James Wangler, in the amount of $2,500.

On February 28, 2023, the note receivable in the amount of $106,545 defaulted.

In 2023, the Company has extended its Shopify Advance Account by $250,000.

In 2023, the Company has signed a Memorandum of Understanding agreement with Landing Zone.

In February and March 2023, the Company has issued 333,000 stock options with an exercise price of $0.5.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

AVACEN Medical is not live or open to the public at this moment.

INVEST IN AVACEN MEDICAL TODAY!

Pain-Free Is Freedom!

AVACEN (Advanced VAscular Circulation ENhancement) Medical provides FDA Cleared, noninvasive, drug-free over-the-counter pain relief and wellness device...

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*Market information provided by (source)

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RAISED	INVESTORS
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THE MARKET & OUR TRACTION

Gaining Momentum, Earning Praise

AVACEN Medical is altering the traditional approach to pain management by offering drug-free, noninvasive solutions in response to the opioid crisis and concerns over pharmaceutical side effects. With an astounding 116 million chronic pain sufferers in the U.S., AVACEN Medical addresses the pressing need for alternative treatments. The company's traction is remarkable, with revenue surging from $850K in 2018 to an impressive $4.8 million in 2022. As AVACEN Medical explores new clinical applications in diabetes, fibromyalgia, and wound care, we believe the potential for further revenue growth is substantial.

Supported by 17 patents and counting, AVACEN Medical's state-of-the-art technology is backed by robust intellectual property covering a range of therapeutic uses. The company has earned industry recognition, including being named the Patient Centric Pain Management Technology of the Year in 2022 and securing a spot as a Top 10 Pain Management Device Company. AVACEN Medical's success extends to its international e-commerce initiatives, including Amazon storefronts, and a dedicated sales team of over 250 independent US distributors.



Industry-Recognized
ghp Technology Awards
Patient Centric Pain Management Technology of the Year in 2022
MED TECH OUTLOOK
TOP 10
PAIN MANAGEMENT
DEVICE
COMPANIES - 2022

Since its inception, AVACEN Medical has raised $4 million, with an impressive 75% plus of funding directly sourced from customers. With revenues exceeding $20 million to date and consistent cash flow positivity since Q4 2018, the company believes it demonstrates financial stability. Moreover, AVACEN Medical's commitment to innovation is evident through the recent launch of a third-generation technology platform, a new FDA-Cleared cardiac diagnostic, and ongoing development of three additional products for the hospital market. With a distinguished leadership team, global presence, and a track record of success, AVACEN Medical is poised to spearhead the transformative pain management and perioperative market.

WHY INVEST

A Prescription for Success


AVACEN
Invest Today
Help Us Expand and Join Us in Changing the Game of Pain Relief

Now's the time to be part of a whole new approach to pain management with AVACEN Medical. With a massive market size and increasing demand for drug-free solutions, AVACEN Medical is uniquely positioned to combat the opioid epidemic and cater to the needs of nearly 116 million chronic pain sufferers in the U.S. alone. The company's cutting-edge, FDA-Cleared technology has already gained recognition and success, with multiple patents and awards. As AVACEN expands into new clinical indications and international markets, we believe the potential for growth is significant.

Invest in AVACEN Medical today, and join us in transforming the future of pain relief and wellness!

ABOUT

HEADQUARTERS
2365 Camino Vida Roble, Suite C
Carlsbad, CA 92011

WEBSITE
View Site

AVACEN (Advanced VAscular Circulation ENhancement) Medical provides FDA Cleared, noninvasive, drug-free over-the-counter pain relief and wellness devices, as well as diagnostics for cardiovascular disease and stress. The company has raised $4 million, sold over 9,000 devices, and has safely completed over 22 million treatments to date.

TEAM

Anthony Shimkin
CEO, President, Director

25 years of Fortune 500 and startup executive experience in sales, marketing, strategy and business development in medical devices, diagnostics, and HCIT. Throughout his extensive career, Mr. Shimkin held key marketing and innovation leadership roles at several notable companies, including Qualcomm, where he served as senior director of marketing and later, senior director of business development. Before that, he held senior executive positions at Lantronix, Quidel, Cardinal Health, Alaris Medical Systems and Neoforma. He also led the health care equity research team at Wedbush Securities and consulted for leading life sciences companies including Abbott, Boston Scientific, Genentech, Roche and Sanofi. Anthony received his M.B.A. from Boston University, a M.A. from Boston University School of Medicine, a M.S. from the University of San Diego, and a B.A. from Boston University.

Thomas Muehlbauer
Chairman, President, Co-Founder, Product Inventor, and R&D Head

Fortune 500 senior executive experience with over 40 years of CEO and startup skills including acquisitions, capital formation and public market transitions. Prior to founding AVACEN in 2009, Mr. Muehlbauer started an Internet company which was sold to a publicly traded company, bringing a return to founding investors of over 180% in 2 years. As a hands-on investor, he engineered the startup growth and sale of World View, International, providing multimillion dollar returns to shareholders in less than a three-year period.

Danielle Forsgren
CMO, Co-Founder, and Board Member

Danielle has over 40 years of experience in sales and marketing. She has extensive theatre, radio, public speaking and TV experience including multiple appearances on QVC. As the Company's top salesperson and Chief Marketing Officer, she is currently developing several strategic initiatives to globally expand sales. Her efforts of the last 3 years have placed the Company on the INC. 5000 list of fastest growing companies in the US. She studied at International University and the University of San Diego.

Rhonda Migliaccio
CFO & VP Administration

35+ years of experience in Finance focusing on business development, international trade, and business relations. Fortune 100 company and startup experience. B.A. The University of Wyoming.

James "Jim" Wangler
Board Member & Investor

Jim's former experience includes being a President and CEO, in addition to extensive engineering and engineering management experience. He was President and CEO of MAXIM Systems until the company was sold in December 2007 to Accenture. Prior to MAXIM, Mr. Wangler served as Chief Engineer for the ISR Directorate of SPAWAR Headquarters, where he also served as the Program Manager for a $200 million Space Surveillance program. He received his M.S. from San Diego State University.

Donald Miller
Board Member

Mr. Miller, a former Naval officer, was co-founder and Sr. V.P. of SeQual Technologies, a San Diego based medical device company. He was also an early-stage investor, Board member, and CFO for numerous companies in San Diego. He received his B.S. in Business Administration from the University of Kansas, and a M.S. in Finance from San Diego State University.

Fredrick Waid
Board Member

Fred focuses primarily in the areas of trust and estate administration, real estate, banking, and corporate governance matters. He serves as a trustee, executor and special administrator of complex trusts and estates, by private and court appointment. Fred has been appointed by state and federal courts as a receiver, special servicer and interim corporate officer. He is a graduate of Baylor Law School and Brigham Young University.

Hamid Khorramian
Board Member/Investor

Hamid currently acts as an executive consultant and advisor to various Fortune 100 companies and funded startups. He works closely with C-level leaders and board members focusing on lean manufacturing, strategic planning and effective leadership to help harvest a winning culture that's conducive to reaching long-term KPIs. After working in a leadership role at Steelcase for over 20 years, he retired as Global Senior Vice President. During his time at Steelcase, he created and headed a project that reduced the company's manufacturing footprint by 65% (9 million square feet), while increasing output by 200% and improving overall customer satisfaction.

TERMS

AVACEN Medical

Overview

PRICE PER SHARE
$1

VALUATION
$75.9M

DEADLINE
Sep 21, 2023

FUNDING GOAL
$10k - $1.24M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
10,000

MAX NUMBER OF SHARES OFFERED
1,235,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in AVACEN, Inc., you are eligible for additional bonus shares. Receive 10% bonus shares in AVACEN's current offering on StartEngine if you've (i) previously invested in this issuer, (ii) reserved shares formally through the issuer's Test the Waters campaign on StartEngine; or (iii) indicated interest by signing up to receive news regarding the offering on AVACEN's domain.

Note: Loyalty Bonus is awarded via investor email address and investors who qualify for this bonus in multiple ways will receive maximum 10% bonus shares from the Loyalty Bonus.

Combo Perks

Super Early Bird Tier 1

Invest $1,000+ within the first 5 days and receive 5% bonus shares.

Super Early Bird Tier 2

Invest $5,000+ within the first 5 days and receive 10% bonus shares.

Super Early Bird Tier 3

Invest $10,000+ within the first 5 days and receive 15% bonus shares.

Super Early Bird Tier 4

Invest $20,000+ within the first 5 days and receive 20% bonus shares.

Super Early Bird Tier 5

Invest $40,000+ within the first 5 days and receive 25% bonus shares.

Early Bird Tier 1

Invest $1,000+ within the first 10 days and receive 3% bonus shares.

Early Bird Tier 2

Invest $5,000+ within the first 10 days and receive 5% bonus shares.

Early Bird Tier 3

Invest $10,000+ within the first 10 days and receive 10% bonus shares.

Early Bird Tier 4

Invest $20,000+ within the first 10 days and receive 15% bonus shares.

Early Bird Tier 5

Invest $40,000+ within the first 10 days and receive 20% bonus shares.

Amount-Based Perks

$1,000+ | Tier 1

Invest $1,000+ and receive a $1,000 discount (coupon code) applicable to the purchase of any AVACEN Medical device.

$5,000+ | Tier 2

Invest $5,000+ and receive a $2,000 discount (coupon code) applicable to the purchase of any AVACEN Medical HOME XL device.

$10,000+ | Tier 3

Invest $10,000+ and receive a $5,000 discount (coupon code) applicable to the purchase of any AVACEN Medical device PLUS 5% bonus shares.

$20,000+ | Tier 4

Invest $20,000+ and receive a $5,000 discount (coupon code) applicable to the purchase of any AVACEN Medical device PLUS 10% bonus shares.

$40,000+ Tier 5

Invest $40,000+ and receive a $5,000 discount (coupon code) applicable to the purchase of any AVACEN Medical device PLUS 15% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

AVACEN will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owners' Bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owners' Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into AVACEN Medical.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Are you suffering from pain that just won't go away? Back aches, migraines, stiffness, and soreness in your muscles? Does joint pain limit your mobility or keep you from doing the things you love? Lasting pain like this limits every area of your life and can leave you feeling hopeless.

Introducing AVACEN, a revolutionary, non-invasive, FDA-cleared device for muscular relaxation.

Not only has it shown to relieve pain and increase blood flow, but it also accelerates healing all due to its revolutionary technology.

Simply put on the reusable mitt, insert your hand into the AVACEN, and within minutes, you'll be increasing blood circulation throughout your body, relaxing your muscles.

AVACEN stands for Advanced Vascular Circulation Enhancement. This breakthrough technology utilizes heat therapy to increase microvascular circulation, delivering life-giving nutrients throughout your entire body so you look and feel better from the inside out.

The AVACEN is FDA-cleared, non-invasive, and drug-free. Designed to provide temporary relief for minor muscle pain and stiffness, joint pain associated with arthritis, muscle spasms, even minor strains and sprains. You can experience pain relief and muscle relaxation throughout your body with just a single point of contact. Each AVACEN session is 20 to 30 minutes, and you'll start to feel relief within minutes. Experience longer lasting results with weekly or even daily sessions.

Countless people have already experienced the power of AVACEN. They're sleeping better and they're doing what they couldn't do before, and so can you.

If you're looking for a natural way to reduce inflammation- which causes pain and chronic ailments- without prescription medications, if you want better sleep, increased blood flow, and accelerated wellness, then AVACEN is for you.

With AVACEN, you can enjoy life to the fullest.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

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- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

This is a preview for demo purposes only.

AVACEN Medical is taking reservations for a possible, upcoming round. Join the waitlist today.

Add to Watchlist

INVEST IN AVACEN MEDICAL TODAY!

Pain-Free Is Freedom!

AVACEN (Advanced VAscular Circulation ENhancement) Medical provides FDA Cleared, noninvasive, drug-free over-the-counter pain relief and wellness devices, as well as ...
Show more

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Pain Relief from the Palm of Your Hand
AVACEN

$97,001 Raised

OVERVIEW ABOUT DISCUSSION INVESTING FAQS

REASONS TO INVEST

- Pain is the #1 reason for medical visits, with up to 116 million people in the US and 30% of the global population suffering from chronic pain. AVACEN is helping to solve this problem without the use of drugs or other invasive treatments. Our FDA 510(k) Cleared family of Class II medical devices use a patented thermotherapy platform technology to noninvasively increase blood flow in approximately 10 billion of the body's smallest blood vessels.
- AVACEN recently launched its 3rd-generation family of fully developed, high-demand, unique consumer and practitioner products into the expanding wellness market that grew to $4.4 trillion globally in 2022.
- The AVACEN team is backed by successful leaders who have helped the company secure 17 patents and complete 10 pilot studies all supporting billion-dollar market opportunities such as chronic pain, type 2 diabetes, wound healing, fibromyalgia, and opioid addiction.

*Market information provided by (source)

Reserve Now

RAISED	INVESTORS
$97,001	45

THE PITCH

The Truly Unique Solution for Chronic Pain & Improved Wellness

AVACEN® is an innovative, noninvasive medical device that warms your body from the inside out, unlocking positive patient outcomes. AVACEN Medical is a leader in FDA-Cleared pain relief and wellness solutions, and is combating the global epidemic of chronic pain. With up to 116 million sufferers in the U.S. alone, the company offers drug-free, noninvasive over-the-counter pain relief.



Introducing AVACEN®
AVACEN


Drug-free, noninvasive, over-the-counter devices providing relief without the side effects of opioids

THE PROBLEM & OUR SOLUTION

Reimagining The Pain Relief & Wellness Journey

AVACEN Medical has set out to tackle the pervasive problem of pain that plagues millions worldwide. With pain being the primary reason for medical visits, the need for effective and safe solutions is undeniable. Traditional approaches often rely on opioids, which come with significant risks and contribute to the ongoing epidemic.


The Groundbreaking Alternative to Opioids
A noninvasive medical device that warms your body from the inside, unlocking exceptional patient outcomes
AVACEN


AVACEN Medical is Revolutionizing Pain Management
9K+ Devices field-tested and sold
22M+ Treatments without adverse events

AVACEN Medical offers a one-of-a-kind alternative. By leveraging a patented method that combines heat and negative pressure to enhance systemic microcirculation, their drug-free, noninvasive, over-the-counter devices provide relief without the side effects of opioids. With over 9,000 devices field tested and sold, and an impressive track record of over 22 million treatments without adverse events, AVACEN Medical is offering a safer alternative to pain management. They're even exploring a new franchise concept called Soothe, empowering licensees to establish their own treatment centers.

THE MARKET & OUR TRACTION

Gaining Momentum, Earning Praise

AVACEN Medical is altering the traditional approach to pain management by offering drug-free, noninvasive solutions in response to the opioid crisis and concerns over pharmaceutical side effects. With an astounding 116 million chronic pain sufferers in the U.S., AVACEN Medical addresses the pressing need for alternative treatments. The company's traction is remarkable, with revenue surging from $850K in 2018 to an impressive $4.8 million in 2022. As AVACEN Medical explores new clinical applications in diabetes, fibromyalgia, and wound care, we believe the potential for further revenue growth is substantial.

Supported by 17 patents and counting, AVACEN Medical's state-of-the-art technology is backed by robust intellectual property covering a range of therapeutic uses. The company has earned industry recognition, including being named the Patient Centric Pain Management Technology of the Year in 2022 and securing a spot as a Top 10 Pain Management Device Company. AVACEN Medical's success extends to its international e-commerce initiatives, including Amazon storefronts, and a dedicated sales team of over 250 independent US distributors.


Industry-Recognized
ghp Technology Awards
Patient Centric Pain Management Technology of the Year in 2022
MED TECH
TOP 10
PAIN MANAGEMENT
DEVICE
COMPANIES - 2022

Since its inception, AVACEN Medical has raised $4 million, with an impressive 75% plus of funding directly sourced from customers. With revenues exceeding $20 million to date and consistent cash flow positivity since Q4 2018, the company believes it demonstrates financial stability. Moreover, AVACEN Medical's commitment to innovation is evident through the recent launch of a third-generation technology platform, a new FDA-Cleared cardiac diagnostic, and ongoing development of three additional products for the hospital market. With a distinguished leadership team, global presence, and a track record of success, AVACEN Medical is poised to spearhead the transformative pain management and perioperative market.

WHY INVEST

A Prescription for Success


AVACEN
Invest Today
Help Us Expand and Join Us in Changing the Game of Pain Relief

Now's the time to be part of a whole new approach to pain management with AVACEN Medical. With a massive market size and increasing demand for drug-free solutions, AVACEN Medical is uniquely positioned to combat the opioid epidemic and cater to the needs of nearly 116 million chronic pain sufferers in the U.S. alone. The company's cutting-edge, FDA-Cleared technology has already gained recognition and success, with multiple patents and awards. As AVACEN expands into new clinical indications and international markets, we believe the potential for growth is significant.

Invest in AVACEN Medical today, and join us in transforming the future of pain relief and wellness!

ABOUT

HEADQUARTERS
2365 Camino Vida Roble, Suite C
Carlsbad, CA 92011

WEBSITE
View Site

AVACEN (Advanced VAscular Circulation ENhancement) Medical provides FDA Cleared, noninvasive, drug-free over-the-counter pain relief and wellness devices, as well as diagnostics for cardiovascular disease and stress. The company has raised $4 million, sold over 9,000 devices, and has safely completed over 22 million treatments to date.

TEAM



Anthony Shimkin
CEO, President, Director

25 years of Fortune 500 and startup executive experience in sales, marketing, strategy and business development in medical devices, diagnostics, and HCIT. Throughout his extensive career, Mr. Shimkin held key marketing and innovation leadership roles at several notable companies, including Qualcomm, where he served as senior director of marketing and later, senior director of business development. Before that, he held senior executive positions at Lantronix, Quidel, Cardinal Health, Alaris Medical Systems and Neoforma. He also led the health care equity research team at Wedbush Securities and consulted for leading life sciences companies including Abbott, Boston Scientific, Genentech, Roche and Sanofi. Anthony received his M.B.A. from Boston University, a M.A. from Boston University School of Medicine, a M.S. from the University of San Diego, and a B.A. from Boston University.



Thomas Muehlbauer
Chairman, President, Co-Founder, Product Inventor, and R&D Head

Fortune 500 senior executive experience with over 40 years of CEO and startup skills including acquisitions, capital formation and public market transitions. Prior to founding AVACEN in 2009, Mr. Muehlbauer started an Internet company which was sold to a publicly traded company, bringing a return to founding investors of over 180% in 2 years. As a hands-on investor, he engineered the startup growth and sale of World View, International, providing multimillion dollar returns to shareholders in less than a three-year period.



Danielle Forsgren
CMO, Co-Founder, and Board Member

Danielle has over 40 years of experience in sales and marketing. She has extensive theatre, radio, public speaking and TV experience including multiple appearances on QVC. As the Company's top salesperson and Chief Marketing Officer, she is currently developing several strategic initiatives to globally expand sales. Her efforts of the last 3 years have placed the Company on the INC. 5000 list of fastest growing companies in the US. She studied at International University and the University of San Diego.



Rhonda Migliaccio
CFO & VP Administration

35+ years of experience in Finance focusing on business development, international trade, and business relations. Fortune 100 company and startup experience. B.A. The University of Wyoming.



James "Jim" Wangler
Board Member & Investor

Jim's former experience includes being a President and CEO, in addition to extensive engineering and engineering management experience. He was President and CEO of MAXIM Systems until the company was sold in December 2007 to Accenture. Prior to MAXIM, Mr. Wangler served as Chief Engineer for the ISR Directorate of SPAWAR Headquarters, where he also served as the Program Manager for a $200 million Space Surveillance program. He received his M.S. from San Diego State University.



Donald Miller
Board Member

Mr. Miller, a former Naval officer, was co-founder and Sr. V.P. of SeQual Technologies, a San Diego based medical device company. He was also an early-stage investor, Board member, and CFO for numerous companies in San Diego. He received his B.S. in Business Administration from the University of Kansas, and a M.S. in Finance from San Diego State University.



Fredrick Waid
Board Member

Fred focuses primarily in the areas of trust and estate administration, real estate, banking, and corporate governance matters. He serves as a trustee, executor and special administrator of complex trusts and



Hamid Khorramian
Board Member/Investor

Hamid currently acts as an executive consultant and advisor to various Fortune 100 companies and funded startups. He works closely with C-level leaders and board members focusing on lean estates, by private and court appointment. Fred has been appointed by state and federal courts as a receiver, special servicer and interim corporate officer. He is a graduate of Baylor Law School and Brigham Young University.

manufacturing, strategic planning and effective leadership to help harvest a winning culture that's conducive to reaching long-term KPIs. After working in a leadership role at Steelcase for over 20 years, he retired as Global Senior Vice President. During his time at Steelcase, he created and headed a project that reduced the company's manufacturing footprint by 65% (9 million square feet), while increasing output by 200% and improving overall customer satisfaction.

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President & CEO, AVACEN Medical
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I am delighted to share that AVACEN Medical has partnered with StartEngine on a prospective raise! Join the list of potential future investors as we continue our journey to improve pain management and wellness!
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AVACEN MEDICAL
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LEGAL COMPLIANCE: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITM
ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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avacen_medical •••



MEET OUR TEAM
AVACEN MEDICAL
Anthony Shimkin
Anthony Shimkin
CEO, President, Director
Thomas Muehlbauer
Chairman, Co-Founder, Product Inventor, and RGD Head
Danielle Forsgren
CMO, Co-Founder, and Board Member
Rhonda Migliaccio
CFO & VP Administration
James "Jim" Wangler
Board Member & Investor
Donald Miller
Board Member
Fredrick Waid
Board Member
Hamid Khorramian
Board Member/Investor
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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AVACEN MEDICAL®
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AVACEN Medical® is taking reservations for a possible upcoming round. Join the waitlist.
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LEGAL COMPLIANCE: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AN
THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGA
COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTER

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King Charles' Rocky Path to the Crown
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PAIN Rx
ADDICTION RATES SOAR while patients in pain can't get needed relief. How THE OPIOID BACKLASH went wrong.

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AVACEN Medical

2d ·

AVACEN is solving a big problem and there are so many reasons to invest in AVACEN.

... See more



So many reasons to invest in AVACEN
#1
Pain is the #1 reason for medical visits
116 MILLION
People in the US and 30% of the global population suffering from chronic pain.
10 BILLION
Our patented technology increases blood flow in 10 billion of the body's smallest blood
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN
AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S
INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF


AVACEN Medical
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AVACEN MEDICAL
We thought you should know...
Circulation is the key
Learn more about improving
Circulation at AVACEN.com

AVACEN Medical

6d ·

AVACEN Medical plans to launch a campaign on StartEngine! This means that everyday people may have a chance to actually invest and own a piece of th... See more


Join the list of potential future AVACEN Medical® investors here!
AVACEN MEDICAL®
RESERVE YOUR SPOT
Sign up to be the first to know about new investment opportunities
LEGAL COMPLIANCE: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

AVACEN Medical

Jun 14 ·

The AVACEN team is backed by successful leaders who have helped the company secure 17 patents and complete 10 pilot studies all supporting billion-dollar mar... See more



MEET OUR TEAM
AVACEN MEDICAL®
Thomas Muehlbauer
Chairman, Co-Founder, Product Inventor, and RGO Head
Danielle Forsgren
CMO, Co-Founder, and Board Member
Rhonda Migliaccio
CFO & VP Administration
Anthony Shimkin
Anthony Shimkin
CEO, President, Director
James "Jim" Wangler
Board Member & Investor
Donald Miller
Board Member
Fredrick Waid
Board Member
Hamid Khorramian
Board Member/Investor
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S LATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

AVACEN Medical

Jun 13 ·

We recently decided to give everyday people the chance to invest and own a piece of AVACEN Medical®. Although we cannot share much information yet – you ca... See more


start engine
AVACEN Medical® is taking reservations for a possible upcoming round.
Join
RESERVE YOUR SPOT HERE
LEGAL COMPLIANCE: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEME
FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDIC
OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY
"RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

AVACEN Medical
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AVACEN Medical @AVACEN_Medical · 2d

AVACEN is solving a big problem and there are so many reasons to invest in AVACEN. Pain is the #1 reason for medical visits, with up to 116 million people in the US and 30% of the global population suffering from chronic pain.
loom.ly/kJM7pyw #painmanagement


AVACEN MEDICAL
So many reasons to
invest in AVACEN
#1
Pain is the #1 reason for medical visits
116 MILLION
People in the US and 30% of the global
population suffering from chronic pain.
10 BILLION
Our patented technology increases blood flow in 10
billion of the body's smallest blood
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES
AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S
INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

4

AVACEN Medical
575 Tweets

Tweets | Replies | Media | Likes

AVACEN Medical @AVACEN_Medical · 6d

AVACEN Medical plans to launch a campaign on StartEngine! This means that everyday people may have a chance to actually invest and own a piece of the company itself. If you'd like to be notified early, you can sign up here!"
loom.ly/kJM7pyw
#medicalnews #smartengine


Join the list of potential future AVACEN Medical® investors here!
AVACEN MEDICAL
RESERVE YOUR SPOT
Sign up to be the first to know about new investment opportunities
LEGAL COMPLIANCE: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

AVACEN Medical
575 Tweets

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AVACEN Medical @AVACEN_M... · 6/14/23 ···

Meet Our Team as AVACEN Medical is taking reservations for a possible, upcoming round. Join the waitlist today. loom.ly/kJM7pyw #smartengine #medicalnews #investmentopportunity


MEET OUR TEAM
AVACEN MEDICAL
Thomas Muehlbauer
Chairman, Co-Founder, Product Inventor, and R&D Head
Danielle Forsgren
CMO, Co-Founder, and Board Member
Rhonda Migliaccio
CFO & VP Administration
Anthony Shimkin
Anthony Shimkin
CEO, President, Director
James "Jim" Wangler
Board Member & Investor
Donald Miller
Board Member
Fredrick Waid
Board Member
Hamid Khorramian
Board Member/Investor
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

AVACEN Medical
575 Tweets

Tweets | Replies | Media | Likes

7

AVACEN Medical @AVACEN_M... · 6/13/23

We recently decided to give everyday people the chance to invest and own a piece of AVACEN Medical. Although we cannot share much information yet – you can sign up to get early notifications here! loom.ly/kJM7pyw #investmentopportunity #investing #medicalnews



start engine
AVACEN MEDICAL
AVACEN Medical® is taking reservations for a possible upcoming round. Join the waitlist.
RESERVE YOUR SPOT HERE
LEGAL COMPLIANCE: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

AVACEN Medical
399 followers
1w •

We recently decided to give everyday people the chance to invest and own a piece of AVACEN Medical®. Although we cannot share much information yet – you can sign up to get early notifications here! https://loom.ly/kJM7pyw
#medicalnews #opportunitiesforgrowth #
.
.
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


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Help Us Bring AVACEN Benefits to the World!

You can potentially become a co-owner in AVACEN Medical for as little as $500!

Learn More and Reserve Your Shares Here!


CELEBRATING
15
YEARS
IN BUSINESS
15 Years
AVACEN has been in business for 15 years and we continue to grow. With StartEngine, we hope to pursue 3 new clinical trials and advance 3 new products.
Potential Investment
Starting at as little as $500!
We already have $75K committed!
Perks
We are offering loyalty perks to those who fully commit to helping us grow after we launch. See the link below for details.
With over 22 million treatments and not 1 adverse event reported, we are helping people on their wellness journey every day and we'd like to invite you to join us!

AVACEN Medical is excited to raise on Start Engine!

With this collaboration, you will have a unique opportunity to potentially be a part of our success. More information and next steps are laid out on our StartEngine page: https://www.startengine.com/offering/avacenmedical

When we go live, we will also be offering **Early Bird Bonus Shares** to participants. See the link below to learn more!

Click Here for our Early Bird PDF

AVACEN Medical intends to raise capital to complete new clinical studies in diabetes, fibromyalgia, and wound care, all potential multibillion dollar market opportunities.

We also plan to use the funds to finish the development of 2 new FDA Cleared Class II medical device products and 1 new FDA Class I high margin disposable medical device product. All 3 products focus on the Hospital and EMS market.

We believe that these new study results and products will greatly increase the Company’s short-term business opportunities.


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And More to Come!!!!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Address:

2365 Camino Vida Roble, Suite C
Carlsbad, CA 92011

Dear Shareholder, Customer, Friends, and Family,

It has been approximately 5 years since AVACEN raised any funds to support its growth.

During that time, we have been asked if there was the potential to invest in AVACEN.

Well, I'm excited to advise you that we have a unique opportunity to potentially make an investment in AVACEN for as little as $500.

AND, if you are receiving this email, you may qualify for some great **Loyalty Perks** (see below) should this proposed raise move forward.

Help Us Bring AVACEN Benefits to the World!

Sign up to be the first to learn about a new opportunity!

You can potentially become a co-owner in AVACEN Medical for as little as $500!

Special Loyalty Perks for Existing AVACEN Shareholders and Customers!



Inc.5000
2020

Inc.
5000
FASTEST-GROWING
PRIVATE COMPANIES
IN AMERICA
2021

Inc.
2022
5000

AVACEN Medical intends to raise capital to complete new clinical studies in diabetes, fibromyalgia, and wound care, all potential multibillion dollar market opportunities.

AVACEN also plans to use the funds to finish the development of 2 new FDA Cleared AVACEN Class II medical device products and 1 new FDA Class I high margin disposable medical device product. All 3 products focus on the Hospital and EMS market.

AVACEN believes that these new study results and products will greatly increase the Company's short-term business opportunities.

Want to be one of the first to get notified about our prospective raise?

See the following to learn more:
https://www.startengine.com/offering/avacenmedical

Click Here for the Loyalty Perks PDF

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And More to Come!!!!

Address:
2365 Camino Vida Roble, Suite C
Carlsbad, CA 92011

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.